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EMAIL: RFRIEDMAN@OLSHANLAW.COM DIRECT DIAL: 212.451.2220
October 21, 2022
VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo, Legal Branch Chief
Re:    Remark Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed October 14, 2022
File No. 333-260615

Dear Ms. Woo:
We acknowledge receipt of the letter of comment dated October 20, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Remark Holdings, Inc. (the “Registrant”) and provide the following responses on their behalf. Unless otherwise indicated, the page references below are to the enclosed copy of Amendment No. 6 to Registration Statement on Form S-1 filed on the date hereof by the Registrant (the “Form S-1”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-1. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Amendment No. 5 to Registration Statement on Form S-1 filed October 14, 2022

Cover Page

1.We note your statement that you have "terminated most [emphasis added] of the contractual arrangements with the VIEs." Please disclose clearly the contractual arrangements that remain in place and their role in your reorganized structure.”

The applicable disclosures in the Form S-1 have been updated to reflect that the Company has terminated all of the contractual arrangements with the VIEs. Please see the cover page and page 2 of the Form S-1.

October 21, 2022

2.Please update your disclosure regarding the company’s request to continue its listing on The Nasdaq Stock Market.

The applicable disclosure in the Form S-1 has been updated accordingly. Please see the cover page of the Form S-1.

Risk Factors, page 17

3.We note that you have removed the section titled Risks Related to Our Corporate Structure. Please reinstate this section to clearly highlight that the PRC government may determine at any time that the contractual arrangements with the former VIEs did not comply with PRC regulations. Your revised disclosure should make clear that if these regulations change or are interpreted differently in the future, your shares and/or ADSs may decline in value or become worthless and that you may still be deemed to be unable to assert contractual control rights over the assets of the former VIEs. Include similar revisions to your Summary of Risk Factors.

The applicable disclosures in the Form S-1 has been revised accordingly. Please see pages 5 and 18 of the Form S-1.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Robert H. Friedman

Robert H. Friedman